Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

For the year ended December 31,	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes	$324	$1,063	$548	$(1,498)	$792
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	-	-	-	-	-
Equity income	(99)	(127)	(54)	(17)	(130)
Fixed charges added to earnings	533	568	532	508	452
Distributed income of less than 50 percent-owned persons	101	100	33	56	81
Amortization of capitalized interest:
Consolidated	44	43	39	30	26
Proportionate share of 50 percent-owned persons	-	-	-	-	-

Total earnings	$903	$1,647	$1,098	$(921)	$1,221

Fixed Charges:
Interest expense:
Consolidated	$490	$524	$494	$470	$407
Proportionate share of 50 percent-owned persons	-	-	-	-	1

	490	524	494	470	408

Amount representative of the interest factor in rents:
Consolidated	43	44	38	38	43
Proportionate share of 50 percent-owned persons	-	-	-	-	1

	43	44	38	38	44

Fixed charges added to earnings	533	568	532	508	452

Interest capitalized:
Consolidated	93	102	96	165	167
Proportionate share of 50 percent-owned persons	-	-	-	-	2

	93	102	96	165	169

Preferred stock dividend requirements of majority-owned subsidiaries	-	-	-	-	-

Total fixed charges	$626	$670	$628	$673	$621

Ratio of earnings to fixed charges	1.4	2.5	1.7	(A )	2.0

(A) For the year ended December 31, 2009, there was a deficiency of earnings to cover the fixed charges of $1,594.